Management’s Discussion and Analysis
For the three months ended March 31, 2025 and 2024
(all tabular figures are presented in thousands of United States Dollars, unless otherwise stated)

Page	Section
4	Introduction and Business Overview
5	Highlights | Key Performance Indicators
6	Q1 2025 Highlights
7	Development Projects
8	Summary of Quarterly Results
9	Quarterly Cash Flow Summary
11	Operating Performance | Segovia
14	Operating Performance | Marmato Upper Mine
15	Review of Financial Results
18	Off-balance Sheet Arrangements
20	Non-GAAP Financial Measures
26	Accounting Matters & Risks and Uncertainties
27	Technical Information
28	Cautionary Note Regarding Forward-looking Statements

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Introduction
The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (Aris Mining or the Company), is prepared as of May 7, 2025 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025 and 2024 (the Interim Financial Statements), as well as the audited consolidated financial statements for the years ended December 31, 2024 and 2023, and the related notes (the Annual Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These documents are available on Aris Mining’s website at www.aris-mining.com, under the Company’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (the SEC) at www.sec.gov.

Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2024 and dated March 12, 2025, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR+ profile and in its filings with the SEC. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the Interim Financial Statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, using accounting policies consistent with IFRS. Reference should also be made to the Non-GAAP Financial Measures section of this MD&A for information about non-GAAP measures referred to in this MD&A. All tabular figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.

Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Business Overview
Founded in September 2022, Aris Mining was established with a vision of building a leading Latin America focused gold mining company. Our strategy blends current production and cash flow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the NYSE-A (ARMN) and the TSX (ARIS) and is led by an experienced management team and Board with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia, which is rich in high-grade deposits: the Segovia Operations and the Marmato Upper Mine, which together produced 210,955 ounces of gold in 2024. With expansions underway at both the Segovia Operations and Marmato, Aris Mining is targeting an annual production rate of approximately 500,000 ounces of gold following the ramp up of the Segovia mill expansion, which is expected during the second half of 2025, and Marmato, which is expected to ramp up starting in the second half of 2026. In addition, Aris Mining operates the 51% owned joint venture for the Soto Norte Project (PSN) in Colombia, where studies are underway on a new, smaller scale development plan, with results expected in Q3 2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, where a new Preliminary Economic Assessment (PEA) is currently underway. Aris Mining previously updated the mineral resources estimate for Toroparu in March 2023, and is pleased to be refocusing on advancing this key asset.

Further, Aris Mining is actively pursuing partnerships with Colombia's small-scale mining sector, referred as Contract Mining Partners (CMP). With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Additional information is available at www.aris-mining.com, www.sedarplus.ca, and www.sec.gov.
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Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Highlights | Key Performance Indicators

	Three months ended
Financial Information	March 31, 2025	December 31, 2024	March 31, 2024
Gold revenue	154,142	148,381	105,190
Income from mining operations	59,985	54,129	25,313
EBITDA[1]	39,655	66,602	22,386
Adjusted EBITDA[1]	66,613	55,575	28,413

Net earnings (loss)[2]	2,368	21,687	(744)
Adjusted net earnings[1]	27,227	24,659	5,361

Net earnings (loss) per share – basic ($)[2]	0.01	0.13	(0.01)
Adjusted net earnings per share – basic ($)[1]	0.16	0.14	0.04

Sustaining capital[1]	6,589	6,357	7,320
Growth and expansion capital[1]	43,010	50,765	30,108

Operational Information
Gold produced (ounces)	54,763	57,364	50,767
Gold sold (ounces)	54,281	56,334	51,044
Average realized gold price ($ per oz sold)	2,840	2,634	2,061

Segovia Operations Results
Gold produced (ounces)	47,549	51,477	44,908
Gold sold (ounces)	47,390	50,409	45,288
AISC Margin - Total ($'000)[1]	60,895	58,298	28,467
AISC ($ per oz gold sold) - Owner Mining	1,482	1,386	1,553
AISC Sales Margin - CMPs (%)	41%	39%	36%

Balance sheet, as at	March 31, 2025	December 31, 2024	March 31, 2024
Cash and cash equivalents	239,831	252,535	147,497
Total debt[3]	489,899	493,840	368,216
Net debt	250,068	241,305	220,719
Equity attributable to owners of the Company	841,241	798,571	634,594

1.Total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA, AISC margin, sustaining capital and Growth and expansion capital, and the underlying components thereof, are Non-GAAP financial measures and Non-GAAP ratios in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-GAAP Financial Measures section for a full reconciliation of total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Financial Statements and refer to the Operations Review - Segovia Operations section for full details on AISC margin.
2.Net earnings represents net earnings attributable to the shareholders of the Company.
3.The face value of long-term debt as of March 31, 2025 is shown as the principle amount of Senior Notes outstanding and the total number of Gold Notes outstanding at their par value.

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Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Q1 2025 Financial Highlights
•Gold revenue increased to $154.1 million in Q1 2025, up 47% from $105.2 million in Q1 2024 driven by higher realized gold prices, which averaged $2,840 per ounce during Q1 2025, up 38% from $2,061 per ounce in Q1 2024, and increased production.
•Income from mining operations increased to $60.0 million in Q1 2025 as compared to $25.3 million in Q1 2024, or an increase of 137% resulting primarily from the increase in gold revenue.
•EBITDA in Q1 2025 was $39.7 million as compared to $22.4 million in Q1 2024, reflecting higher income from mining operations. This increase was partially offset by a larger loss on financial instruments primarily due to a fair value loss of $14.6 million on our listed warrants.
•Adjusted EBITDA increased to $66.6 million as compared to $28.4 million in Q1 2024, after normalizing for non-cash and non-recurring items, including the loss on financial instruments.
•Net earnings for Q1 2025 were $2.4 million or $0.01 per share compared to a loss of $0.7 million in Q1 2024.
•Record adjusted net earnings were $27.2 million or $0.16 per share, up from $5.4 million or $0.04 per share in Q1 2024.
•The Company ended the quarter with a cash and cash equivalents balance of $239.8 million, providing a strong foundation to support growth initiatives.

Q1 2025 Operational Highlights
Production & Cost Performance:
•Gold production totaled 54,763 ounces in Q1 2025, up 8% from 50,767 ounces in Q1 2024.
•Segovia Operations produced 47,549 ounces of gold, underpinned by increased throughput as compared to Q1 2024, average gold grades of 9.37 g/t, and gold recoveries of 96.1%.
•AISC margin at Segovia increased to $60.9 million, a 114% increase over Q1 2024, reflecting higher realized gold prices and production.
•Owner Mining AISC was $1,482 per ounce, toward the lower end of the Company’s 2025 full-year guidance range of $1,450 to $1,600 per ounce. Owner Mining AISC decreased 5% as compared to Q1 2024 primarily due to increased gold production.
•CMP-sourced gold delivered a 41% AISC sales margin, outperforming the top end of the Company’s full-year guidance range of 35% to 40%.
•Marmato Upper Mine produced 7,214 ounces of gold, a 23% increase over Q1 2024, supported by improved throughput and higher gold recoveries.
•Construction activities at the Marmato Lower Mine continue to advance well towards the updated 5,000 tonnes per day (tpd) design capacity, improved from the original 4,000 tpd design plan. During the quarter, decline development progressed steadily, with 323 metres completed by the end of April 2025. Earthworks for the main substation platform have been completed and continue to advance for the process plant platform. In parallel, the site has seen the ongoing delivery and staging of key equipment and materials, including tailings filters, cyclones, and sump pumps, supporting the ramp-up of construction momentum across all major fronts.

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Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Development Projects
The Company invested $43.0 million in growth and expansion initiatives during Q1 2025, focused on advancing its cornerstone development projects at Marmato and Segovia. This included $29.7 million toward the development of the Marmato Lower Mine, and $6.4 million at Segovia, supporting the ongoing plant expansion, underground development, and exploration activities.

Segovia Expansion
The Segovia expansion to 3,000 tpd is nearing completion, with the new ball mill to be installed in mid-May and commissioning expected in June 2025, followed by a gradual ramp-up of production through the remainder of 2025.

Enhanced Marmato Expansion
The Company has been exploring opportunities to expand Marmato into a higher-capacity operation, increasing production and reducing unit costs. As a result of the expansion plans announced in the comprehensive project update on March 12, 2025, Marmato has the potential to produce over 200,000 ounces of gold per year.

In Q1 2025, the Company initiated engineering assessments to expand the Carbon-in-Pulp (CIP) processing facility currently under construction. The upgraded 5,000 tpd design will use the major components from the current 4,000 tpd design while integrating higher-capacity components and additional equipment. Key enhancements include the installation of a secondary crushing circuit and an extra leach tank to support the increased throughput while also requiring the acceleration of certain project components into the initial capital phase, such as the backfill plant, rather than the previous plan where they were funded over time during operations.

The Company also plans to expand its CMP business model, increasing the feed and average grade to the existing Upper Mine flotation processing facility and thereby further increasing gold production.

The estimated cost to complete construction, including the 25% throughput increase to 5,000 tpd, was $290 million as of March 1, 2025. The Company spent $9 million on construction in March 2025.

During the quarter, decline development progressed steadily, with 323 metres completed by the end of April 2025. Earthworks for the main substation platform is complete and earthworks for the process plant platform continues to progress. In parallel, the site has seen the ongoing delivery and staging of key equipment and materials, including tailings filters, cyclones, and sump pumps, supporting the ramp-up of construction momentum across all major fronts.

Soto Norte Project
The Soto Norte Project is located in a historic mining district in Colombia. Aris Mining holds a 51% joint venture interest and serves as the project operator. The Company continues to advance a new Pre-Feasibility Study (PFS) for a revised, smaller-scale underground development plan. The study remains on track for completion in Q3 2025.

During the three months ended March 31, 2025, the Company continued to progress technical and environmental studies in support of the PFS, which will incorporate optimizations related to environmental impact, processing design, tailings storage facility, mining method, and water usage. Capital expenditures for Q1 2025 totaled $4.6 million, primarily supporting ongoing study and assessment work.

As noted in the March 5, 2025, press release of the Company entitled Aris Mining Accounces Colombian Ministry of Environment Resolution Related to the Santurbán Region, the Colombian Ministry of Environment completed the public consultation process related to the Temporary Reserve Area (TRA) in the Santurbán region, where the project is located. Effective March 4, 2025, this resolution allows for water resource evaluation and temporarily suspends the issuance of environmental licenses for two years. This does not impact the Segovia Operations or the Marmato Upper or Lower Mines, which are fully licensed and outside the designated area. The Soto Norte Project remains several years away from development and is planned to commence following the completion of the ongoing expansions of the Segovia and Marmato mines.

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Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Toroparu Project
The Toroparu Project in Guyana is a 100%-owned, exploration-stage open pit gold project located near other established and advancing assets, including G Mining Ventures’ Oko West and Zijin’s Aurora operations.

A new Preliminary Economic Assessment has been commissioned to evaluate updated development options for the Toroparu project. Since updating the mineral resource estimate for Toroparu in March 2023, Aris Mining has also completed important infrastructure optimization studies, strengthening the foundation for the development plan. Capital expenditures for Q1 2025 totaled $2.4 million, primarily supporting ongoing study and assessment work.

Summary of Quarterly Results

	For the three months ended,
Quarterly results	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023

Gold produced (ounces)	54,763	57,364	53,608	49,216	50,767	61,052	60,193	54,003
Gold sold (ounces)	54,281	56,334	53,769	49,469	51,044	62,083	59,040	54,228
Revenue	157,528	151,076	134,723	117,185	107,620	124,983	116,469	109,315
Earnings from mine operations	59,985	54,129	37,982	29,838	25,313	38,215	34,563	34,877
EBITDA	39,655	66,602	27,764	30,791	22,386	19,690	40,179	32,138
Adjusted EBITDA	66,613	55,575	43,039	36,079	28,413	38,208	41,576	39,562
Net earnings (loss)	2,368	21,687	(2,074)	5,713	(744)	(5,944)	13,833	9,899
Adjusted earnings (loss)	27,227	24,659	13,092	12,739	5,361	10,353	14,431	14,872
Earnings (loss) per share – basic ($)	0.01	0.13	(0.01)	0.04	(0.01)	(0.04)	0.10	0.07
Earnings (loss) per share – diluted ($)	0.01	0.02	(0.01)	0.04	(0.01)	(0.04)	0.10	0.02
Adjusted earnings per share - basic ($)	0.16	0.14	0.08	0.08	0.04	0.08	0.11	0.11
Over the last eight quarters earnings from mine operations have ranged from $25.3 million to $60.0 million, supported by gold sales of between 49,000 and 62,000 ounces per quarter. Revenue in Q1 2025 reached $157.5 million, representing a new quarterly record and a 4.3% increase from the previous high of $151.1 million in Q4 2024, reflecting continued strength in realized gold prices. Income from mining operations improved significantly to $60.0 million in Q1 2025, up 11% from $54.1 million in Q4 2024 and more than doubled compared to $25.3 million in Q1 2024, driven by higher revenue and improved production. Adjusted EBITDA reached $66.6 million in Q1 2025, up 20% from $55.6 million in Q4 2024, while net earnings of $2.4 million were lower than the $21.7 million in Q4 2024, primarily impacted by the financial instrument and foreign exchange losses recorded during the current quarter. Adjusted earnings of $27.2 million ($0.16 per share) in Q1 2025 improved from $24.7 million ($0.14 per share) in Q4 2024, demonstrating the strong underlying operational performance and a favourable gold price environment.

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Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Quarterly Cash Flow Summary

	Three months ended
	March 31, 2025	December 31, 2024	March 31, 2024
Gold revenue	$154,142	$148,381	$105,190

Total cash cost	(72,730)	(73,688)	(64,811)
Royalties	(6,359)	(5,748)	(4,092)
Social contributions	(4,334)	(4,228)	(3,455)
Sustaining capital	(6,589)	(6,357)	(7,320)
Lease payments on sustaining capital	(480)	(567)	(506)
All in sustaining cost (AISC)	(90,492)	(90,588)	(80,184)

AISC margin	63,650	57,793	25,006

Taxes paid[1]	(5,121)	(25,152)	—
General and administration expense[1]	(4,106)	(8,084)	(4,207)
Decrease (increase) in VAT receivable	(11,761)	18,906	(9,090)
Other changes in working capital	(3,415)	8,650	(21,039)
Impact of foreign exchange losses on cash balances[1]	768	(2,699)	(322)
After-tax adjusted sustaining margin[2]	40,015	49,414	(9,652)

Expansion and growth capital expenditure
Marmato Lower Mine	(29,661)	(18,998)	(14,865)
Segovia Operations	(6,368)	(21,041)	(11,023)
Marmato Upper Mine	—	(5,369)	(2,278)
Toroparu Project	(2,411)	(1,719)	(1,939)
PSN	(4,566)	(3,604)	—
Change in accrued capital expenditures and Other additions	(5,938)	9,204	3,223
Total expansion and growth capital	(48,944)	(41,527)	(26,882)

Financing and other costs[3]
Proceeds from warrant and option exercises[1]	5,197	1,427	7,671
Principal repayment of Gold Notes[1]	(3,941)	(3,695)	(3,694)
Repayment of 2026 Senior Notes[1]	—	(305,157)	—
Net proceeds from 2029 Senior Notes[1]	—	441,294	—
Precious metal stream deposit received[1]	—	40,016	—
Capitalized interest paid[1]	(5,031)	(3,959)	(2,594)
Interest (paid) received - net[1]	—	(5,582)	(10,598)
Total financing and other costs	(3,775)	164,344	(9,215)

Cash contributions to investment in associate[1]	—	—	(1,376)
Net change in cash[1]	(12,704)	172,231	(47,125)
Opening cash balance at beginning of period[1]	252,535	80,304	194,622
Closing cash balance at end of period[1]	239,831	252,535	147,497
1.As presented in the Financial Statements and notes for the respective periods.
2.After-tax adjusted sustaining margin is defined as operating cash flow adjusted for the receipt of the Wheaton Precious Metals International (WPMI) milestone payment, sustaining capital expenditures and sustaining lease payments.
3.Financing and other costs are defined as financing activities as presented in the Financial Statements adjusted for capitalized interest paid and receipt of the WPMI milestone payment.

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Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

After-tax adjusted sustaining margin
Q1 2025 compared to Q4 2024
After-tax adjusted sustaining margin was $40.0 million in Q1 2025, compared to $49.4 million in Q4 2024:
•AISC margin increased as a result of a higher realized gold price of $2,840 per ounce partially offset by lower ounces sold (54,281 ounces in Q1 2025 vs. 56,334 ounces in Q4 2024).
•VAT receivable increased by $11.8 million in the quarter as compared to a recovery of $18.9 million in Q4 2024. Subsequent to the receipt of the $18.9 million in Q4 2024, $18.1 million was applied to the 2023 Colombia income tax settlement.
•Taxes paid totaled $5.1 million in Q1 2025, consistent with the 2025 installment schedule. Q4 2024 included the settlement of the 2023 Colombia income tax liability.
•Other working capital movements during the quarter were primarily driven by an increase in accounts receivable and other receivables, primarily reflecting the timing of polymetallic concentrate sales at Segovia Operations and collections.
Q1 2025 compared to Q1 2024
After-tax adjusted sustaining margin increased to $40.0 million in Q1 2025 from $25.0 million in Q1 2024:
•AISC margin increased 155% as compared to Q1 2024, reflecting a higher realized gold price of $2,840 per ounce in Q1 2025 compared to $2,061 per ounce in Q1 2024, as well as an increase in ounces sold.
•VAT receivable increased by $11.8 million in Q1 2025, compared to a $9.1 million increase in Q1 2024, reflecting timing differences in VAT recoveries and accruals.
•Taxes paid totaled $5.1 million in Q1 2025, reflecting the Company’s improved profitability and alignment with the 2025 installment schedule.
•Other working capital movements in Q1 2025 were $3.4 million compared to negative $21.0 million in Q1 2024. The working capital movements in Q1 2024 related primarily to timing of accounts payable and accrued liabilities.
Expansion and growth capital
Growth and expansion capital expenditures totaled $48.9 million in Q1 2025, allocated across key development priorities:
•Marmato Lower Mine: $29.7 million was invested to advance underground development activities, earthworks for substation platforms, and critical decline infrastructure.
•Segovia Operations: $6.4 million was directed toward underground mine development, supporting the ongoing mill expansion project.
•Toroparu and PSN: $7.0 million in aggregate was spent on engineering studies, permitting activities, and advancement of technical programs.
•The change in accrued capital expenditures and other additions was a net outflow of $5.9 million in Q1 2025, primarily reflecting the settlement of title purchases that were acquired in Q4 2024.
Total financing and other costs
Financing and other net cash flows resulted in a net outflow of $3.8 million during Q1 2025:
•Warrant and option exercises generated $5.2 million in proceeds.
•Principal repayments on Gold Notes totaled $3.9 million.
•Premium and interest payments on Gold Notes totaled $5.0 million.

The Company remains focused on disciplined capital deployment and expects its cash position to support ongoing capital programs while preserving balance sheet flexibility.

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Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Operating Performance | Segovia Operations
The Segovia Operations are 100% owned by the Company and are located in a historic mining district of Colombia and comprise four underground mines, a 2,000 tpd processing facility (which is being expanded to 3,000 tpd) that produces doré, and a 200 tpd polymetallic processing plant that recovers lead and zinc concentrates from the process tailings. Approximately half of the operations' production comes from mill feed purchased from CMPs sourced from within and outside of the Company’s mining titles.

	Three months ended
Operating Information	March 31, 2025	December 31, 2024	March 31, 2024
Tonnes processed (t)	167,150	167,649	154,425
Tonnes per day (tpd)	1,966	1,949	1,817
Average gold grade processed (g/t)	9.37	9.84	9.42
Recoveries (%)	96.1%	96.6%	95.6%
Gold produced (ounces)	47,549	51,477	44,908
Gold sold (ounces)	47,390	50,409	45,288
Financial Information
Gold revenue ($'000s)	135,310	133,159	93,389
Average realized gold price ($/ounce sold)	$2,855	$2,642	$2,062

Owner Mining costs	19,291	18,845	16,931
CMP material purchases	26,656	29,461	22,186
Processing costs	7,430	6,879	5,961
Administration and security costs	10,124	11,656	9,461
Change in finished goods and stockpile inventory	(929)	(4,070)	402
By-product and concentrate revenue	(3,073)	(2,308)	(2,318)
Total cash costs	59,499	60,463	52,623
Cash cost per ounce sold	$1,256	$1,199	$1,162

Royalties	4,519	4,342	3,008
Social contributions	4,061	4,063	2,289
Sustaining capital	5,856	5,426	6,496
Lease payments on sustaining capital	480	567	506
All-in sustaining costs	74,415	74,861	64,922
All-in sustaining cost per ounce sold (Combined Owner Mining and CMP)	$1,570	$1,485	$1,434

AISC Margin	60,895	58,298	28,467
Production
Q1 2025 compared to Q4 2024
Gold production totaled 47,549 ounces, down 8% as compared to Q4 2024, primarily as a result of lower gold grades. The Segovia Operations delivered steady mill throughput in Q1 2025, processing 167,150 tonnes at 1,966 tpd, consistent with Q4 2024. Despite a reduction in grade to 9.37 g/t (Q4 2024 - 9.84 g/t), gold recovery remained consistent with Q4 2024 at 96.1%.
Q1 2025 compared to Q1 2024
Gold production increased by 6% compared to Q1 2024, driven by an 8% increase in tonnes processed and improved recoveries. The higher throughput reflects increased mill availability, which supported consistent daily processing rates of 1,966 tpd as compared to 1,817 tpd in the prior-year period.
Gold Revenue
Q1 2025 compared to Q4 2024
Gold revenue in Q1 2025 was $135.3 million, up 2% as compared to Q4 2024, primarily due to an 8% increase in realized gold prices partially offset by a decrease in gold ounces sold resulting from lower production.
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Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Q1 2025 compared to Q1 2024
Gold revenue increased 45% as compared to Q1 2024 primarily due to a 38% increase in realized average gold prices and a 5% increase in gold ounces sold.

Segovia - Owner Mining and CMPs

	Three months ended
Operating Information	March 31, 2025	December 31, 2024	March 31, 2024

Owner Mining
Gold produced (ounces)	27,053	28,745	22,257
Gold sold (ounces)	26,963	28,149	22,445
Cash cost ($ per oz sold)	1,123	1,042	1,191
AISC ($ per oz sold)	1,482	1,386	1,553
AISC margin ($'000)	37,035	35,340	11,423

CMPs
Gold produced (ounces)	20,496	22,732	22,651
Gold sold (ounces)	20,427	22,260	22,843
Cash cost ($ per oz sold)	1,431	1,399	1,133
AISC ($ per oz sold)	1,687	1,610	1,316
AISC sales margin (%)	41%	39%	36%
AISC margin ($'000)	23,860	22,958	17,044

Total Segovia Operations Margin ($’000)	60,895	58,298	28,467
Cash Costs
Q1 2025 compared to Q4 2024
Owner Mining and CMP cash costs at the Segovia Operations averaged $1,256 per ounce in Q1 2025, a 5% increase from $1,199 per ounce in Q4 2024. The increase was primarily driven by lower gold sales volumes and the appreciation of the Colombian peso (COP), which had an unfavorable impact on local operating costs. Additionally, higher spot gold prices increased the cost of mill feed purchased from CMPs, as well as social contribution costs.
•Owner Mining: Q1 2025 cash costs were $1,123 per ounce, an 8% increase compared to Q4 2024. The increase was driven by lower gold ounces sold, higher social contribution costs and the appreciation of the COP against the USD.
•CMPs: Cash costs were $1,431 per ounce, up 2% from Q4 2024. Although the volume of purchased ounces declined, the average cost per ounce rose due to higher gold prices, as CMP mill feed purchases are linked to prevailing spot prices.
Q1 2025 compared to Q1 2024
Owner and CMP cash costs increased 8% from $1,162 per ounce in Q1 2024 primarily driven by higher gold prices and increased volumes of purchased mill feed. This increase was partially offset by a favourable foreign exchange impact, as the COP depreciated 7% against the USD, decreasing the USD-equivalent of local operating costs.
•Owner Mining: Cash costs were $1,123 per ounce, down 6% from $1,191 per ounce in Q1 2024. The improvement reflects the increase in production and higher ounces sold as well as the favourable foreign exchange impact.
•CMPs: Cash costs increased 26% to $1,431 per ounce, compared to $1,133 per ounce in Q1 2024. The increase primarily reflects higher payments for purchased mill feed, consistent with the 38% rise in average realized gold prices during the period.
                                                Page | 12

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

All-In Sustaining Costs and Margin
Q1 2025 compared to Q4 2024
AISC at the Segovia Operations, combining Owner Mining and CMPs, averaged $1,570 per ounce in Q1 2025, a 6% increase from $1,485 per ounce in Q4 2024, the increase was primarily driven by lower sales and the appreciation of the COP, which had an unfavourable impact on local operating costs. The AISC margin improved to $60.9 million, up 4% from $58.3 million in Q4 2024, supported by higher realized gold prices.
•Owner Mining: AISC averaged $1,482 per ounce, a 7% increase from $1,386 per ounce in Q4 2024, primarily driven by lower production volumes. Owner Mining AISC margin increased 5% to $37.0 million, as compared to Q4 2024.
•CMPs: AISC for CMPs was $1,687 per ounce, up 5% from $1,610 per ounce in Q4 2024, primarily due to higher payments for purchased mill feed. CMP AISC margin also improved slightly, with the partnership model delivering a robust sales margin of 41%.
Q1 2025 compared to Q1 2024
Combined AISC increased 10% from $1,434 per ounce in Q1 2024. The increase was primarily driven by higher gold prices and increased volumes of purchased mill feed which are linked to prevailing gold prices offset by an increase in gold ounces sold and favourable foreign exchange impacts. AISC margin more than doubled to $60.9 million from $28.5 million in Q1 2024, driven by stronger gold prices and higher production.
•Owner Mining: AISC decreased 5% from $1,553 per ounce in Q1 2024. The increase was primarily due to an increase in ounces sold and favourable foreign exchange impacts. Owner Mining AISC margin rose to $37.0 million, up from $11.4 million in the prior-year quarter.
•CMPs: AISC increased 28% to $1,687 per ounce, compared to $1,316 per ounce in Q1 2024. The increase reflects higher payments for purchased mill feed, consistent with the 38% increase in average realized gold prices. The CMP AISC margin improved by $6.8 million, generating a strong margin of 41%.
Overall, Segovia’s AISC performance in Q1 2025 reflected cost stability alongside a 110% increase in AISC margin, highlighting the operation’s ability to generate robust cash flow to support ongoing growth and sustaining capital investments.
Growth and Expansion
The Segovia processing plant expansion remains on track to increase capacity from 2,000 tpd to 3,000 tpd. Phase 1 was completed in October 2024, with the expanded CMP receiving area commissioned and fully operational. Phase 2, which includes the installation of a second ball mill, is currently underway, with commissioning scheduled for June 2025 and ramp-up to full capacity expected by year-end.
Growth and expansion capital expenditures at Segovia totaled approximately $6.4 million in Q1 2025, building on the $65.3 million invested in FY 2024. Key expenditures included $3.2 million for mine development and equipment purchases, and $0.7 million for the plant expansion. These investments reflect the Company’s ongoing commitment to long-term production growth at Segovia, supported by continued operational efficiencies and infrastructure enhancements.

With the commissioning of the expanded facility on track for Q2 2025, Segovia is well positioned to reach a production rate of approximately 300,000 ounces per year, beginning in 2026. The expansion remains a key pillar of Aris Mining’s growth strategy, enabling increased throughput capacity and enhancing the economic potential of both owner-mined and CMP feed sources.

                                                Page | 13

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Operating Performance | Marmato Upper Mine
The Marmato mine is 100% owned by the Company and is located in a historic mining district of Colombia and consists of the currently operating, small scale underground Upper Mine and a 1,000 tpd processing facility that produces doré. The new Lower Mine, located immediately below the Upper Mine, is under construction and will comprise a large-scale underground mine and a dedicated 5,000 tpd processing plant, also producing doré.

	Three months ended
Operating Information	March 31, 2025	December 31, 2024	March 31, 2024
Tonnes processed (t)	74,050	60,484	62,421
Average gold grade processed (g/t)	3.32	3.61	3.27
Recoveries (%)	91.7%	90.7%	90.2%
Gold produced (ounces)	7,214	5,887	5,859
Gold sold (ounces)	6,891	5,925	5,756
Gold revenue	18,832	15,095	11,801
Average realized Gold price	2,733	2,570	2,050
Production
Q1 2025 compared to Q4 2024
Gold production increased 23% to 7,214 ounces, compared to 5,887 ounces in Q4 2024. The improvement was driven by a 22% increase in tonnes processed and stronger recovery rates of 91.7% (up from 90.7%), partially offset by a slight decline in average gold grade to 3.32 g/t. The operational improvement reflects higher equipment availability and reduced downtime during the quarter.

Q1 2025 compared to Q1 2024
Gold production increased 23% year-over-year, supported by a 19% increase in throughput, a small improvement in average grade (3.32 g/t vs. 3.27 g/t), and a 2% increase in recoveries. The increase in output is attributable to enhanced operational efficiency and stable mill performance during the period.

Gold Revenue
Q1 2025 compared to Q4 2024
Gold revenue rose 25% to $18.8 million, compared to $15.1 million in Q4 2024. The increase was driven by a 16% rise in ounces sold and a 6% improvement in the average realized gold price, which reached $2,733 per ounce.

Q1 2025 compared to Q1 2024
Gold revenue increased 60% year-over-year due to the 33% increase in the average realized gold price and also a 20% increase in gold sales volumes from higher production related to stable mill performance.

                                                Page | 14

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Review of Financial Results

	Three months ended
($’000)	March 31, 2025	December 31, 2024	March 31, 2024

Revenue	157,528	151,076	107,620

Costs and expenses
Cost of sales	(82,475)	(83,189)	(71,333)
Depreciation and depletion	(10,734)	(9,530)	(7,519)
Social contributions	(4,334)	(4,228)	(3,455)
Income from mining operations	59,985	54,129	25,313

General and administrative costs	(4,106)	(8,084)	(4,207)
Gain (loss) from equity accounting in investees	(14)	(13)	(551)
Share-based compensation	(3,784)	483	(1,842)
Other income (expenses)	(535)	(1,117)	(212)
Income from operations	51,546	45,398	18,501

Gain (loss) on financial instruments	(16,628)	6,561	(3,742)
Finance income	2,336	1,606	2,246
Finance costs	(10,037)	(21,165)	(6,803)
Foreign exchange gain (loss)	(5,997)	5,112	108
Income before income tax	21,220	37,512	10,310

Income taxes
Current	(18,333)	(16,987)	(9,369)
Deferred	323	23	(1,685)
	(18,010)	(16,964)	(11,054)

Net income (loss)	3,210	20,548	(744)

Net earnings (loss) attributable to:
Owners of the Company	2,368	21,686	(744)
Non-controlling interest	842	(1,138)	—
	3,210	20,548	(744)

(Loss) earnings per share - basic	0.01	0.13	(0.01)
Weighted average number of outstanding common shares - basic	171,622,649	170,900,890	138,381,653
(Loss) earnings per share - diluted	0.01	0.02	(0.01)
Weighted average number of outstanding common shares - diluted	172,299,011	173,046,985	138,381,653

                                                Page | 15

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Revenue
Q1 2025 compared to Q4 2024
Revenue increased 4% to $157.5 million, up from $151.1 million in Q4 2024. The increase was primarily driven by a stronger realized gold price of $2,840 per ounce (up 8%) and higher by-product concentrate sales, partially offset by a decrease in gold ounces sold.
Q1 2025 compared to Q1 2024
Revenue rose 46% from $107.6 million in Q1 2024 to $157.5 million, due to a 38% increase in the average realized gold price and an increase in gold ounces sold.
Cost and expenses
Cost of Sales
Q1 2025 compared to Q4 2024
Cost of sales of $82.5 million in Q1 2025 were slightly lower than $83.2 million in Q4 2024. The slight decrease compared to the prior quarter was primarily due to fewer ounces sold and lower volumes of CMPs material purchased, partially offset by the impact of the 4% appreciation in the COP against the USD and higher gold prices that resulted in increased royalties.
Q1 2025 compared to Q1 2024
Cost of sales increased 16% year-over-year from $71.3 million in Q1 2024, primarily as a result of the impact of higher gold prices which increased costs for purchased material from CMPs (20%) as well as royalties and social contributions as compared to the prior-year period. In addition, higher production volumes resulted in increased processing and mining costs which were partially offset by the 7% depreciation of the average COP against the USD during the period.
Depreciation and depletion
Q1 2025 compared to Q4 2024
Depreciation and depletion of $10.7 million in Q1 2025 increased 13% as compared to Q4 2024. The increase reflects an increase in depletable cost basis resulting from the transfer of construction in progress assets at the end of Q4 2024. The expense continues to reflect the units-of-production basis applied across existing operations.
Q1 2025 compared to Q1 2024
Depreciation and depletion increased 43% from $7.5 million in Q1 2024 primarily due to an increase in the depletable cost basis, resulting from additions to mining interest and property, plant and equipment as well as increased production as compared to Q1 2024.
Social contributions
Q1 2025 compared to Q4 2024
Social contributions totaled $4.3 million in Q1 2025, consistent with the prior quarter. As social contributions are directly linked to the gold price, the impact of higher gold prices was offset by lower ounces sold as compared to Q4 2024.
Q1 2025 compared to Q1 2024
Social contributions increased 25% from $3.5 million in Q1 2024, driven by higher realized gold prices and higher gold sales as compared to the prior-year period.

                                                Page | 16

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Gain (loss) on financial instruments
The major components of the gain (loss) on financial instruments for the current and prior periods are outlined below:

	Three months ended
	March 31, 2025	December 31, 2024	March 31, 2024
Financial Assets
Investment in Denarius	(787)	(239)	1,355
Denarius convertible debenture	553	(948)	1,889
Embedded derivative 2029 Senior Notes	3,316	(1,760)	—
Other gain (loss) on financial instruments	(1)	74	(166)
	3,081	(2,873)	3,078

Financial Liabilities
Gold Notes	(5,125)	(9,025)	(2,038)
Convertible debenture	—	—	503
Unlisted Warrants	—	675	39
Listed Warrants	(14,584)	17,784	(5,324)
	(19,709)	9,434	(6,820)
Total gain (loss) on financial instruments	$(16,628)	$6,561	$(3,742)
Q1 2025 compared to Q4 2024
Aris Mining holds financial instruments that are recognized at fair value through profit and loss. In Q1 2025, the Company recognized a $16.6 million loss on financial instruments compared to a $6.6 million gain in Q4 2024. The loss was primarily driven by a 168% increase in the market price of listed warrants, resulting in an increase in their fair value as a liability on the balance sheet. Further, the Company incurred a $5.1 million loss on the Cboe Canada listed Gold Notes. The valuation of the Gold Notes incorporates credit spreads, risk-free rates, volatility, and gold future prices. The primary driver of the fair-value adjustment in 2025 was the 7% increase in gold prices year-to-date, which impacted the gold premium component of the Gold Notes.
Q1 2025 compared to Q1 2024
The Company recognized a $16.6 million loss on financial instruments in Q1 2025, compared to a $3.7 million loss in Q1 2024. The higher loss was primarily driven by unfavourable fair value adjustments on the listed warrants and Gold Notes, reflecting the impact of changes in the fair value of warrants and gold prices during the period.
Finance costs
Q1 2025 compared to Q4 2024
Finance costs decreased from $21.2 million in Q4 2024 to $10.0 million in Q1 2025, primarily due to a non-recurring $11.5 million loss on redemption of the 2026 Senior Notes recorded in Q4 2024. The current quarter reflects a normalized interest expense structure following the refinancing activities in 2024.
Q1 2025 compared to Q1 2024
Finance costs increased 48% from $6.8 million. The year-over-year increase reflects the impact of $450 million in debt (2029 Senior Notes) raised in the fourth quarter 2024 to refinance the $300 million (2026 Senior Notes) and provide a capital buffer. The 2029 Senior Notes also carry a higher coupon rate compared to the previous 2026 Senior Notes.
Foreign exchange loss (gain)
Q1 2025 compared to Q4 2024
Aris Mining recorded a foreign exchange loss of $6.0 million in Q1 2025, compared to a gain of $5.1 million in Q4 2024. The $11.1 million quarter-over-quarter difference was primarily due to the appreciation of the COP against the USD during the quarter. This movement resulted in translation losses on USD-denominated monetary assets and liabilities held within subsidiaries whose functional currency is COP.
                                                Page | 17

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Q1 2025 compared to Q1 2024
The foreign exchange loss of $6.0 million in Q1 2025 compares to a gain of $0.1 million in Q1 2024, reflecting a year-over-year variance of $6.1 million. This change is primarily attributable to the appreciation of the COP during the current quarter, which reduced the USD value of monetary balances held in COP-functional entities, leading to translation losses.
Financial Condition, Liquidity and Capital Resources
Working capital
The Company continues to maintain a strong liquidity position, and with the combination of operating cash flows from the Segovia Operations and remaining milestone payments from WPMI, there is sufficient cash available to fund operating activities, expansion projects, and strategic initiatives, including the advancement of the Marmato Lower Mine construction, the Segovia expansion and study work at Soto Norte and Toroparu.

As at March 31, 2025, the Company held a working capital surplus, defined as current assets minus current liabilities, of $188.6 million (Q4 2024 - $216.3 million), underpinned by a cash balance of $239.8 million. Cash and cash equivalents decreased by $12.7 million during the quarter, this movement reflects a build-up in working capital in the period and continued investment in growth projects. Notably, the Company advanced construction at the Marmato Lower Mine and made scheduled interest payments on its Senior Notes.

Subsequent to March 31, 2025, the Company continued to see the exercise of its in-the-money ARIS.WT.A warrants, which expire on July 29, 2025. Year-to-date as of May 7, 2025, the Company has received C$27.7 million or $19.4 million in proceeds from these warrant exercises, further strengthening the balance sheet and supporting growth initiatives at Segovia and Marmato. As of May 7, 2025, the Company had approximately 178.1 million common shares outstanding and 48.0 million ARIS.WT.A warrants remaining. If all outstanding warrants are exercised, the Company will receive additional proceeds of approximately C$132 million (or $96 million) and will issue an additional 24.0 million common shares.

Off-balance Sheet Arrangements
Aris Mining has no off-balance sheet arrangements.
Transactions with Related Parties
The Company’s related parties include its subsidiaries, affiliates, directors and key management personnel. The Company’s key management personnel includes executive and non-executive directors and the Company’s executive officers.
Other than normal-course intercompany transactions and compensation in the form of salaries or directors’ fees, and share based payments (options, PSUs, DSUs) there were no related party transactions.
Financial Instruments and Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.
The Company may at times hold financial instruments, derivatives and/or contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are the Gold Notes.
                                                Page | 18

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Aris Mining Holdings Corp. (Aris Holdings) has Gold Notes that trade on the Cboe Canada Exchange under the symbol “AMNG.NT.U” as described in note 10 of the 2024 annual financial statements. As of March 31, 2025, the outstanding principal value is $39.9 million. The Gold Notes bear interest at 7.5% per annum, payable monthly. In addition to the interest, the Gold Notes pay a gold premium calculated each quarter as the excess of the floor price of $1,400 compared to the London Bullion Market Association Gold Price on the measurement date. We have not entered into any instruments to hedge against the market movement of gold, and there is risk that rising gold prices would result in higher premiums to be paid. However, there is a natural hedge to this risk as rising gold prices result in higher cash flows from increased AISC margins that are available to fund the potential exposure.
Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 16 in our 2024 audited annual consolidated financial statements.
Contractual Obligations and Commitments
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the undiscounted contractual obligations and commitments as at March 31, 2025, which mature over the next five years and beyond:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables	$106,700	$—	$—	$—	$106,700
Reclamation and closure costs	2,429	1,827	7,836	18,837	30,929
Lease payments	1,490	1,698	1,205	1,852	6,245
Gold Notes	39,845	58,535	—	—	98,380
Senior unsecured notes	36,000	108,000	486,000	—	630,000
Other contractual commitments[1]	9,674	—	—	—	9,674
Total	$196,138	$170,060	$495,041	$20,689	$881,928
1.Includes binding commitments for capital and operating purchase obligations that the Company has entered into as at March 31, 2025.

Aris Mining’s current gold and silver production from the Marmato Mine and future production from the Toroparu Project are subject to the terms of streaming agreements with WPMI. In addition, gold and silver production from PSN after the first 5.7 million ounces of gold have been produced is subject to the terms with the precious metals purchase agreement (PMPA) with MDC Industry Holding Company LLC (Mubadala).
In addition, Aris Mining has the obligation to fund Mubadala's 49% share of certain operating costs until the earlier of the receipt of the environmental license for the Soto Norte Project or December 31, 2027.
Liquidity risk
Associated with the contractual obligations and commitments summarized above, the Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements, as well as any requirements that arise by virtue of the financial instruments held by the Company. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at March 31, 2025.
Contingencies
In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions in its financial statements for such claims when considered material and an outflow of resources is considered probable.
The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines there will be a tax liability associated with its filing position.
No such provisions have been recorded by the Company.
                                                Page | 19

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Outstanding Share Data
As at the date of this MD&A, the Company has 178.1 million common shares issued and outstanding, 6.6 million shares issuable under stock options and 24.0 million shares issuable under share purchase warrants. A further 6 million common shares are issuable to Mubadala following receipt of an environmental license to develop PSN.
Non-GAAP Financial Measures
This MD&A refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under International Financial Reporting Standards (IFRS) and do not have a standardized meaning prescribed by IFRS. The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. The Company discloses these financial measures and ratios because the Company believes that they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS.

Total cash costs
Total cash costs and total cash costs per ounce sold are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per ounce sold are calculated by dividing total cash costs by volume of gold ounces sold. Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Management has included a secondary total cash cost and total cash cost per ounce measure, that includes the cost of royalties incurred on precious metal shipments from its Segovia Operations. This measure adds back the cost of royalties to total cash cost and is intended to be reflective of the total cash cost associated with operating in Colombia. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied.

All-in sustaining costs
AISC and AISC ($ per oz sold) are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non‐GAAP measure provides investors with transparency to the total period‐attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Reconciliation of all-in sustaining costs to the most directly comparable financial measure disclosed in the Financial Statements.
                                                Page | 20

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Total cash costs
Reconciliation of total cash costs to the most directly comparable financial measure disclosed in the Financial Statements.

	March 31, 2025			December 31, 2024			March 31, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	47,390	6,891	54,281	50,409	5,925	56,334	45,288	5,756	51,044
Cost of sales[1]	67,091	15,384	82,475	68,078	15,111	83,189	57,949	13,384	71,333
Less: materials and supplies inventory provision	—	—	—	(965)	(225)	(1,190)	—	—	—
Less: royalties[1]	(4,519)	(1,840)	(6,359)	(4,342)	(1,406)	(5,748)	(3,008)	(1,084)	(4,092)
Add: by-product revenue[1]	(3,073)	(313)	(3,386)	(2,308)	(255)	(2,563)	(2,318)	(112)	(2,430)
Total cash costs	59,499	13,231	72,730	60,463	13,225	73,688	52,623	12,188	64,811
Total cash costs ($ per oz gold sold)	$1,256	$1,920	$1,340	$1,199	$2,232	$1,308	$1,162	$2,117	$1,270
Total cash cost including royalties	64,018			64,805			55,631
Total cash cost including royalties ($ per oz gold sold)	$1,351			$1,286			$1,228
1.As presented in the Financial Statements and notes thereto for the respective periods.

All-in sustaining costs
Reconciliation of total all-in sustaining costs to the most directly comparable financial measure disclosed in the Financial Statements.

	March 31, 2025			December 31, 2024			March 31, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	47,390	6,891	54,281	50,409	5,925	56,334	45,288	5,756	51,044
Total cash costs	59,499	13,231	72,730	60,463	13,225	73,688	52,623	12,188	64,811
Add: royalties[1]	4,519	1,840	6,359	4,342	1,406	5,748	3,008	1,084	4,092
Add: social programs[1]	4,061	273	4,334	4,063	165	4,228	2,289	1,166	3,455
Add: sustaining Capital expenditures	5,856	733	6,589	5,426	931	6,357	6,496	824	7,320
Add: lease payments on sustaining capital	480	—	480	567	—	567	506	—	506
Total AISC	74,415	16,077	90,492	74,861	15,727	90,588	64,922	15,262	80,184
Total AISC ($ per oz gold sold)	$1,570		1,667	$1,485		1,608	$1,434		1,571
1.As presented in the Financial Statements and notes thereto for the respective periods.
                                                Page | 21

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Total cash costs
Reconciliation of total cash costs by business unit at the Segovia Operations to the cash costs as disclosed above.

	March 31, 2025			December 31, 2024			March 31, 2024
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	26,963	20,427	47,390	28,149	22,260	50,409	22,445	22,843	45,288
Cost of sales[1]	34,799	32,292	67,091	34,518	33,560	68,078	30,085	27,864	57,949
Less: materials and supplies inventory provision	—	—	—	(717)	(248)	(965)	—	—	—
Less: royalties[1]	(2,783)	(1,736)	(4,519)	(2,754)	(1,588)	(4,342)	(1,677)	(1,331)	(3,008)
Add: by-product revenue[1]	(1,748)	(1,325)	(3,073)	(1,727)	(581)	(2,308)	(1,663)	(655)	(2,318)
Total cash costs	30,268	29,231	59,499	29,320	31,143	60,463	26,745	25,878	52,623
Total cash costs ($ per oz gold sold)	$1,123	$1,431	$1,256	$1,042	$1,399	$1,199	$1,192	$1,133	$1,162
Total cash cost including royalties			64,018			64,805			55,631
Total cash cost including royalties ($ per oz gold sold)			$1,351			$1,286			$1,228
1.As presented in the Financial Statements and notes thereto for the respective periods.
All-in sustaining costs
Reconciliation of total AISC by business unit at the Segovia Operations to the AISC as disclosed above.

	March 31, 2025			December 31, 2024			March 31, 2024
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	26,963	20,427	47,390	28,149	22,260	50,409	22,445	22,843	45,288
Total cash costs	30,268	29,231	59,499	29,320	31,143	60,463	26,745	25,878	52,623
Add: royalties[1]	2,783	1,736	4,519	2,754	1,588	4,342	1,677	1,331	3,008
Add: social programs[1]	2,501	1,560	4,061	2,558	1,505	4,063	1,276	1,013	2,289
Add: sustaining Capital expenditures	3,917	1,939	5,856	3,819	1,607	5,426	4,659	1,837	6,496
Add: lease payments on sustaining capital	480	—	480	567	—	567	506	—	506
Total AISC	39,949	34,466	74,415	39,018	35,843	74,861	34,863	30,059	64,922
Total AISC ($ per oz gold sold)	$1,482	$1,687	$1,570	$1,386	$1,610	$1,485	$1,553	$1,316	$1,434
    1. As presented in the Financial Statements and notes thereto for the respective periods.

                                                Page | 22

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Additions to mineral interests, plant and equipment
The table below reconciles sustaining and Growth and expansion capital expenditures (also referred to as growth capital, expansion capital and growth and expansion investments) as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Financial Statements.

	Three months ended
($’000)	March 31, 2025	December 31, 2024	March 31, 2024
Sustaining capital
Segovia Operations	5,856	5,426	6,496
Marmato Upper Mine	733	931	824
Total	6,589	6,357	7,320
Non-sustaining capital
Marmato Lower Mine	29,661	18,998	14,865
Segovia Operations	6,368	21,041	11,023
PSN	4,566	3,604	—
Toroparu Project	2,411	1,719	1,939
Marmato Upper Mine	—	5,369	2,278
Other	4	34	3
Additions to mining interest, plant and equipment[1]	49,599	57,122	37,428
1.As presented in the Financial Statements and notes thereto for the respective periods.

                                                Page | 23

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Adjusted net earnings and adjusted net earnings per share
Adjusted net earnings and adjusted net earnings per share (basic) are a non-GAAP financial measure and non-GAAP ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis.
Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.
Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS. In the table below the Company has provided the reconciliation of adjusted net earnings to the most directly comparable financial measure disclosed in the Financial Statements.

	Three months ended
($000s except shares amount)	March 31, 2025	December 31, 2024	March 31, 2024
Basic weighted average shares outstanding	171,622,649	170,900,890	138,381,653
Net Income (loss) attributable to Owners of the Company	2,368	21,687	(744)
Add back:
Share-based compensation[1]	3,784	(483)	1,842
(Income) loss from equity accounting in investee[1]	14	14	551
Loss on financial instruments[1]	16,628	(6,561)	3,742
Other (income) expense[1]	535	1,116	—
Loss on redemption of 2026 Senior Notes	—	11,463	—
Foreign exchange (gain) loss[1]	5,997	(5,113)	(108)
Income tax effect on adjustments	(2,099)	2,536	78
Adjusted net (loss) / earnings	27,227	24,659	5,361
Per share – basic ($/share)	0.16	0.14	0.04
1.As presented in the Financial Statements and notes thereto for the respective periods.
                                                Page | 24

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA
EBITDA and Adjusted EBITDA are Non-GAAP financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.
EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items (Adjusted EBITDA). In the table below the Company has provided the reconciliation of EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Annual Financial Statements.

	Three months ended
	March 31, 2025	December 31, 2024	March 31, 2024
Earnings/(loss) before Income tax[1]	21,220	37,513	10,310
Add back:
Depreciation and depletion	10,734	9,530	7,519
Finance income	(2,336)	(1,606)	(2,246)
Finance Costs	10,037	21,165	6,803
EBITDA	39,655	66,602	22,386

Add back:
Share-based compensation	3,784	(483)	1,842
Income (loss) from equity accounting in investee	14	14	551
Gain (loss) on financial instruments	16,628	(6,561)	3,742
Other Income (expenses)	535	1,116	—
Foreign exchange (gain) loss	5,997	(5,113)	(108)
Adjusted EBITDA	66,613	55,575	28,413
1.As presented in the Financial Statements and notes thereto for the respective periods.
                                                Page | 25

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Accounting matters
Basis for preparation and accounting policies
The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with those applied in the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023. Details of the significant accounting policies are disclosed in note 3 of the Company’s audited consolidated financial statements.
Risks and Uncertainties
Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated. Readers are encouraged to read and consider the risk factors which are more specifically described under the caption "Risk Factors" in the Company's AIF for the year ended December 31, 2024 dated as of March 12, 2025, which is available on www.aris-mining.com, under the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.
If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company's business actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be adversely affected. In such circumstances, prices of the Company's securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ from those described in the forward-looking statements related to the Company.
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Internal controls over financial reporting
Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate, and recorded, processed, summarized, and reported to allow timely decisions regarding required disclosure, including in its annual filings, interim filings, or other reports filed or submitted under securities legislation.
The Company's management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing adequate internal controls over financial reporting.

Changes in internal controls
During the three months ended March 31, 2025, there were no changes in the Company's internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.
Limitations of controls and procedures
The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the
                                                Page | 26

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Qualified Person and Technical Information
Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management's Discussion and Analysis.

                                                Page | 27

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Cautionary Note Regarding Forward-looking Statements
Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: "anticipate", "believe", "continue", "estimate", "expect", "future", "goal", "guidance", "intend", "likely", "objective", "opportunity", "plan", "possible", "potential", "probable", "project", "target" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to the Company’s targeted production of 500,000 ounces of gold in 2026 at Segovia and Marmato, the timing and results of the updated PSN development plan, the timing of a new preliminary economic assessment for the Toroparu Project, the expected production increases at the Segovia Operations and the Marmato Mine following their expansions, the plans, benefits, costs and timing pertaining to the expansions at the Segovia Operations and the Marmato Lower Mine, plans pertaining to the Soto Norte Project and the details, timing and costs thereof, plans pertaining to the Toroparu project and the details thereof, the Company’s growth phase and the requirements thereof, the Company’s ability to fund growth projects, the Company’s ability to pay its obligations associated with its financial liabilities, the Company’s anticipated business plans and strategies, financing sources, critical accounting estimates, risks and uncertainties and limitations of controls and procedures.
Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings and water management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks associated with costs, supply chain disruptions, and financial risks due to changes in tariffs, trade policies, international trade disputes, or regulatory shifts, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, , pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the share price, the Company’s obligations as a public company; the ability to pay dividends in the future, as well as those factors discussed in the section entitled "Risk Factors" in the Company's AIF for the year ended December 31, 2024 and dated March 12, 2025 which is available on the Company’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and on the Company's profile with the SEC at www.sec.gov.

                                                Page | 28

Management's Discussion and Analysis For the Three months ended March 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

                                                Page | 29